UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of: December 2020 (Report No. 5)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

16 Abba Hillel Road

Ramat Gan 5250608, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Therapix’s Special General Meeting of Shareholders will be held via Zoom Videoconference

Further to Therapix Biosciences Ltd.’s (the “Company”) notice and proxy statement for the special general meeting of shareholders (the “Meeting”), that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on December 2, 2020, and in accordance with rules adopted by the Israeli authorities, the Company will hold its Meeting virtually via a Zoom videoconference at the same date and time, Wednesday, January 6, 2021 at 8:00 a.m. (Eastern Time) / 3:00 p.m. (Israel time). The Meeting will not take place physically.

Shareholders who wish to participate in the Meeting are asked to register to attend, in person or by a designated representative, by e-mailing, no later than at 7:00 a.m. (Eastern Time) / 2:00 p.m. (Israel time) on Wednesday, January 6, 2021, a notice of attendance (the “Notice”) to the Company’s Chief Financial Officer, Mr. Oz Adler at oz@therapixbio.com. The Meeting’s Zoom link will be sent to the e-mail address indicated in the Notice, along with further instructions.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: December 31, 2020	By	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Financial Officer

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